Exhibit 99.1

Canadian Zinc Reports Results for 2017

•	Prairie Creek Feasibility Study Completed
•	All Season Road Environmental Assessment Recommended for Approval
•	US$10 Million Project Bridge Loan Secured
•	Over 20,000 Metres of Drilling in Central Newfoundland
•	Significant Extensions of Mineralization at Lemarchant Deposit

CZN-TSX
CZICF-OTCQB

VANCOUVER, March 29, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its financial and operating results for the year ended December 31, 2017.

Prairie Creek Project

2017 Feasibility Study Results

The Prairie Creek Feasibility Study ("2017 FS") was completed in September 2017 prepared by AMC Mining Consultants (Canada) Inc., with contributions by Ausenco Engineering Canada Inc., Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc.

The results of the 2017 Feasibility Study indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 ("2016 PFS") and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

Optimization work completed as part of the 2017 FS has led to improvements in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

During the first 10 years of production, the expanded mill throughput results in the following:

•	Higher average annual metal production (zinc 95 million pounds and lead 105 million pounds).
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.

The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and with mill start-up projected for August 2020. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and without a winter road in 2018 a revised project schedule has now been compiled with a three-year pre-production and construction period and a production start-up target date of August 2021.

All Season Road Permitting Process

Mackenzie Valley Environmental Impact Review Board Issues Environmental Assessment Approval

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board ("Review Board") recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc's Prairie Creek All Season Road project for the Prairie Creek Mine ("EA Report") and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommends that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

In its EA Report, the Review Board has prescribed mitigation measures, many of which build on Canadian Zinc's commitments made during the proceedings, intended to mitigate the adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

Environmental Assessment - Indian and Northern Affairs Canada

On January 18, 2018, the Minister of Crown Indigenous Relations and Northern Affairs Canada, invoked a two-month extension to the timeline for the Minister's decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations.

In connection with such consultations, on January 19, 2018, Indian and Northern Affairs Canada ("INAC") provided Canadian Zinc with five Information Requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

INAC has requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups' concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups' requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

Canadian Zinc is cooperating with the request from INAC and is engaging with Indigenous groups to discuss the implementation of various measures recommended by the Review Board, the sharing and incorporation of Dene traditional knowledge and values into project design and the inclusion of the Indigenous groups in environmental and wildlife monitoring of the All Season Road.

The issue of the Information Requests, pursuant to subsection 130 (4.06) of the Mackenzie Valley Resource Management Act, has the effect of stopping the clock on the five-month time limit for the Responsible Ministers to make a decision on the Report of Environmental Assessment. The time limit, extended by an additional two months, will resume only after the Company has provided an adequate response to the information requested.

Canadian Zinc had expected that implementation of the measures which had been recommended by the Review Board would be addressed and resolved during the permitting phase with the Mackenzie Valley Land and Water Board ("Water Board") and Parks Canada, as in previous applications; however, INAC has indicated that the Responsible Ministers require these issues clarified at this stage and not deferred to post-environmental assessment processes. As such, the engagement requested is not an unexpected requirement but rather one brought forward to the current stage of the process.

All Season Road Permitting Process Going Forward

Once the environmental assessment report is approved by the Minister, the permitting process enters the regulatory phase, conducted by the Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report.

The proposed All Season Road follows the general alignment of the already permitted winter road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an All Season Road. The road from the mine to kilometer 37.4 is permitted for all season use but needs upgrading along this section, including realignments and new watercourse crossings.

Canadian Zinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. The plan is to build a winter road in the first winter season to support road construction activities. The first winter road will also be used for transporting equipment, materials and diesel fuel to the mine site for construction and development.

Project Financing Initiatives

HCF International Advisers ("HCF"), a leading independent corporate finance advisory firm, was fully involved in the preparation of a new financial model which was incorporated into the 2017 Feasibility Study and is using the Study to support the negotiation of debt financing with major financial institutions.

In December 2017, Canadian Zinc entered into a financing agreement with Resource Capital Fund VI L.P. ("RCF VI") pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million, which is being used for the ongoing development of the Prairie Creek Project.

The Company also entered into an investor agreement with RCF VI which contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI's future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favor of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain other project oversight rights.

Central Newfoundland Properties

Canadian Zinc owns an extensive mineral land package in central Newfoundland covering three large Volcanogenic Massive Sulphide projects with known mineral deposits and excellent exploration potential, including the South Tally Pond Project, the Tulks South Project, and the Long Lake Project.

The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

On December 5, 2017, Glencore Canada Corporation and Ontario Teachers' Pension Plan announced the formation of BaseCore Metals LP, a 50:50 joint venture limited partnership focused on base metals streams and royalties. Under the agreements for BaseCore Metals, Glencore contributed a portfolio of selected existing royalties on producing and development stage properties in North and South America, including 2% NSR royalties on Canadian Zinc's Tulks South, South Tally and Long Lake properties in Newfoundland.

During 2017, the Company completed 15,264 metres of drilling in 59 drillholes over three drilling campaigns at the Lemarchant deposit. The 2017 drilling intersected significant extensions of base metal massive sulphide mineralization, both up-dip and immediately along strike of the currently defined Lemarchant Main Zone which now extends an additional 80 metres up-dip and over a 250-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres. Also at the Tulks South Project, the Company completed 4,981 metres of drilling in 14 drillholes at the Boomerang-Domino massive sulphide deposit and at three priority target areas located up to 2.0 km along strike of the Boomerang-Domino deposit.

Canadian Zinc has engaged Mercator Geological Services Limited of Dartmouth, Nova Scotia, to complete an updated National Instrument 43-101 Mineral Resource Estimate of the Lemarchant deposit. The updated Mineral Resource Estimate is scheduled to be completed in the second quarter of 2018.

Financial Results

For the year ended December 31, 2017, Canadian Zinc reported a net loss and comprehensive loss of $11,074,000 compared to a net loss and comprehensive loss of $5,077,000 for the year ended December 31, 2016.

Included in the loss for year ended December 31, 2017, were exploration and evaluation expenditures of $8,723,000 compared to $2,428,000 for the previous year, which are expensed in accordance with the Company's accounting policies. The loss for year ended December 31, 2017, also includes share-based compensation charges of $842,000 versus $1,104,000 in the comparable year. The Company also recorded a gain on currency translation and a tax deduction recovery in the amount of $148,000 and $267,000 respectively with no comparable amounts in the year ended December 31, 2016.

At December 31, 2017, the Company had a positive working capital balance of $11,791,000 including cash and cash equivalents of $12,979,000 and short-term investments of $31,000.

Outlook

Canadian Zinc's focus for 2018 is to procure the financing required to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

In consultation with the Company, HCF conducted preliminary market soundings of potential lenders and is now in negotiation with potentially interested parties. It is anticipated that up to 70% of the currently estimated $279 million of capital required to complete the Prairie Creek Project could be supported by debt financing.

The Investor Agreement with RCF VI contains various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI's future participation in the project financing of the Prairie Creek Mine, and Canadian Zinc continues in discussions with RCF regarding RCF's further participation in future project financings.

In the meantime, the US$10 million Project Bridge Loan will be used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team.

Specific programs aimed at further de-risking the Prairie Creek Project are planned for 2018, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations, initial site/underground preparation and procurement of long-lead-time items. The second year of the project schedule, supported by a winter road in early 2019, will include camp and mill refurbishment, geotechnical programs leading to further design of the All Season Road, underground development from existing workings and construction of key surface infrastructure items. Construction of the All Season Road is now planned to commence from a winter road in early 2020 and continue throughout 2020 and into 2021, in parallel with continuous and ongoing site construction and mine development, leading to commissioning/plant start-up in early 2021, with the target of achieving commercial production in August 2021.

Since January 2016, the zinc price has more than doubled making it one of the better performing metals over the two-year period. The price of zinc increased over 38% in 2017 and reached a high of US$1.60 in early 2018, enhanced by continuing inventory drawdowns on the world's major metal exchanges and the market for refined zinc metal is in deficit. Large mine closures that happened in 2016, followed by price induced shutdowns in Australia and in the U.S., tightened the zinc concentrate market and zinc concentrate spot treatment charges have fallen to historic lows. Looking ahead for 2018-2019 it is expected that the zinc market will be in a deficit for at least the first half of 2018.

Lead prices also rose in 2017, increasing 30% year-over-year, due to strong demand for lead batteries in automobiles and three-wheeled e-bikes in China, and a modest drop in inventory levels. For 2018 it is expected demand for refined lead metal to increase 5% and demand will exceed supply.

The current prices of both zinc and lead are strong and substantially higher that the prices used in the 2017 FS. For example, using a zinc price of US$1.20 per lb. instead of the price of US$1.10 per lb. used in the 2017 FS, with all other base case inputs unchanged would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

This news release should be read in conjunction with CZN's Management's Discussion and Analysis, Annual Report or Form 20-F, and Annual Consolidated Financial Statements for the year ended December 31, 2017, which are available on the Company's website at www.canadianzinc.com, or under the Company's profile on SEDAR (www.sedar.com).

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 29-MAR-18